February 3, 2011

Maryse Mills-Apenteng

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Pub Crawl Holdings, Inc.

File No. 333-169818

SEC Comment letter dated January 28, 2011

Dear Ms. Mills-Apenteng:

Pub Crawl Holdings, Inc. (the “Company”), a Nevada corporation, has received and reviewed your letter of January 28, 2011, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on October 7, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated January 28, 2011.

Use of Proceeds, page 16

1.

Please refer to prior comment 1 and revise the chart on page 16 so that it shows the total amount of proceeds that you would receive from the offering if 20% or less of the shares are sold. Also revise the chart on page 26 which appears to suggest that you expect to receive the maximum amount of proceeds available in this offering.

RESPONSE:   We have revised the Filing accordingly.

Description of Business

Our Industry, page 23

2.

We note your response to prior comment 5 that you have revised the filing to remove the hyperlink to a third-party website, however, this information still appears in the amended registration statement. Please advise.

RESPONSE:    We have revised the Filing on page 23 to remove all references to the hyperlink.

Management's Discussion and Analysis

Liquidity and Capital Resources, Page 25

3.

Please clarify your disclosure regarding your capital needs over the next 12 months. You state that the cash on hand of $35,178 would be enough to finance your operations for 10-12 months without receiving additional funding. You also state that at a "very minimum," you require approximately $12,000 of additional funding to conduct your proposed operations for 12 months. This appears to be inconsistent disclosure. Refer to prior comment 6 and revise.

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com

RESPONSE:   We have revised the Filing on page 26 to include the following language:

“At December 31, 2010, we had cash on hand of $10,595. We anticipate that our current cash and working capital is sufficient to cover our current expenses which include those fees associated with this registration statement ("Phase 1").  We believe that Phase 1 of our plan of operations, i.e. obtaining a Notice of Effectiveness from the Commission for this registration statement, and continuing our current operations will be complete within the next ten to twelve months and that we can continue to operate without additional outside financing during this ten to twelve month period.  Upon completing Phase 1 of our plan of operations, we will conduct the offering contemplated hereby, and anticipate raising sufficient capital from this offering to initiate our business plan (“Phase 2”).

During Phase 2 of our plan of operations, additional funding will be needed for general administrative expenses, business development, marketing costs and support materials, which funding we anticipate coming from this offering. The amount of proceeds we receive in part will help determine how much money we can allocate towards our working capital and business development expenses. Our maximum expenses over the next 10 - 12 months following this offering will be approximately $119,500. At a very minimum, we require approximately $12,000 of additional funding to execute Phase 2 for 12 months. This amount takes into account our current cash, our estimated costs of becoming a publicly reporting company and allows us to allocate approximately $7,000 towards working capital, business development, and marketing and advertising for the company. Business development costs include research and development expenses and expenses associated with the new websites we are planning on creating. We believe that the funds generated from the offering will allow us to operate for ten to twelve months after the completion of Phase 1 and during the execution of Phase 2 of or plan of operations.”

4.

You indicate that you have not had any financing activities since inception. In light of the proceeds received from the note payable, please revise.

RESPONSE:   We have revised the Filing to remove the incorrect disclosure.

Certain Relationships and Related Transactions, page 30

5.

It is unclear why you have deleted the previous disclosure regarding certain transactions with Mr. Kremer and your subsidiary, PBpubCrawl.com, LLC. Note that smaller reporting companies are required to disclose any transactions in which the amount exceeds the lesser of $120,000 or one percent of the average of the company's total assets at year end for the last two completed fiscal years. See Item 404(d) of Regulation S-K. Please advise.

RESPONSE:   We have revised the Filing on page 30 to include the following language:

“On June 14, 2010, the Company entered into an Assignment Agreement (the "Acquisition") with PB PubCrawl.com, LLC (“PubCrawl”), a California limited liability company. In connection with the Acquisition, the Company authorized the issuance of 5,000,000 shares of its Common Stock, $0.001 par value per share, to Peter Kremer in exchange for Mr. Kremer’s membership interest in PubCrawl. As a result, Mr. Kremer owned 100% of the issued and outstanding common shares of the Company.

On June 22, 2010, the Company entered into a Management Agreement with Mr. Peter Kremer relating to his services as our sole officer and director. Pursuant to the Management Agreement, made effective June 1, 2010, Mr. Kremer agreed to act as our President and Chief Executive Officer, and Chairman of the Board of Directors, for a term of one (1) year in exchange for $1,000 per month.

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com

Further, Mr. Kremer provides us with office space free of charge at this time.

Notwithstanding the foregoing, none of the following persons has any direct or indirect material interest in any transaction to which we were or are a party since the beginning of our last fiscal year, or in any proposed transaction to which we propose to be a party:

(A)

any of our director(s) or executive officer(s);

(B)

any nominee for election as one of our directors;

(C)

any person who is known by us to beneficially own, directly or indirectly, shares carrying more than 5% of the voting rights attached to our Common Stock; or

(D)

any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons named in paragraph (A), (B) or (C) above.”

Financial Statements

Statement of Cash Flows, page F-13

6.

Please revise the subtotal here and on page F-4 that includes proceeds from note payable to indicate that it relates to financing activities rather than investing activities, if true.

RESPONSE:  We have revised the Filing accordingly.

In connection with the Company’s responding to the comments set forth in the January 28, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Peter J. Kremer

Peter J. Kremer

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com